October 23, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Deborah Skeens
Senior Counsel

Re:	Nuveen Municipal Advantage Fund, Inc.
(“Municipal Advantage”);
File No. 811-05957

Nuveen Premium Income Municipal Fund 4, Inc.
(“Premium Income”)
File No. 811-07432

Nuveen Dividend Advantage Municipal Fund 2
(“Dividend Advantage 2”)
File No. 811-10255

To the Commission:

On behalf of Municipal Advantage, Premium Income and Dividend Advantage 2 (each, a “Registrant” and collectively, the “Registrants”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 9, 2015, with respect to the Preliminary Joint Proxy Statement on Schedule 14A filed by the Registrants on October 2, 2015 (the “Proxy Statement”) in connection with the proposed reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each Registrant into Nuveen Dividend Advantage Municipal Fund 3 (the “Acquiring Fund”). The Acquiring Fund and the Registrants are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Proxy Statement. Set forth below are the staff’s comments and the responses of the Registrants. The Registrants are filing a Definitive Joint Proxy Statement on Schedule 14A on the date hereof to address the comments of the staff.

U.S. Securities and Exchange Commission

October 23, 2015

(1)	Comment: Please revise the Q&A, Notice and introduction to the Proxy Statement to remove any items that are being voted on only by common shareholders and revise the disclosure to clarify on which proposals preferred shareholders are voting.

Response: The Registrants confirm that all items described in the Q&A, Notice and forepart are items on which preferred shareholders are voting. The Registrants have revised the disclosure to clarify the required votes.

(2)	Comment: In the Q&A “How will holders of VRDP Shares be affected by the Reorganizations,” please add a cross reference to the sections of the Proxy Statement where the terms of the VRDP Shares are discussed.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(3)	Comment: With reference to the Q&A, “What will happen if the required shareholder approvals are not obtained?” and similar statements elsewhere in the Proxy Statement, please explain supplementally to the staff why the consent of the holders of VRDP Shares of the Registrants is not required in order for the Reorganizations to occur.

Response: With respect to the Registrants, the Agreement and Plan of Reorganization must be approved by a vote of each Fund’s common shareholders and preferred shareholders, voting together as a single class, and by each Fund’s preferred shareholders, voting separately. In addition, the liquidity providers with respect to the VRDP Shares of the Registrants have certain consent rights pursuant the agreements governing the liquidity of the VRDP Shares.

(4)	Comment: In the Notice, please specify in the first line that common and preferred shareholders will vote at the special meeting.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(5)	Comment: For the staff’s information, please explain the legal basis for including the disclosure captioned “Important Note Regarding Forward-Looking Statements” in the Proxy Statement.

Response: The Registrants have removed the disclosure.

U.S. Securities and Exchange Commission

October 23, 2015

(6)	Comment: Please revise the reference to the reorganization proposal on the cover page of the Proxy Statement to more conform to the description of that proposal that appears in the Q&A and the Notice.

Response: The Registrants have revised the cover page to remove the reference to the reorganization proposal.

(7)	Comment: On page 1 and elsewhere in the Proxy Statement, please clarify whether the reference to “[a] more attractive yield and risk profile versus other national municipal closed-end funds in the marketplace . . .” is intended to compare the Acquiring Fund to national municipal closed-end funds that invest in securities of any particular credit quality.

Response: In reviewing the proposed Reorganizations and investment policy changes, the Board was given comparative information for funds investing in both investment-grade and lower-rated securities. However, the Registrants have revised the disclosure to remove the concept of comparing the combined fund’s yield and risk profile to those of other national municipal closed-end funds in the marketplace.

(8)	Comment: On page 11, under the caption “Credit Quality,” please prominently disclose that the information provided for the Acquiring Fund does not reflect the Acquiring Fund’s new investment mandate.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(9)	Comment: On page 11, under the caption “Leverage,” please disclose whether the Acquiring Fund’s new investment mandate will impact the Acquiring Fund’s use of leverage.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

(10)	Comment: On page 16 of the Proxy Statement, and elsewhere, please remove the reference to the new fund-level fee schedule including a greater reduction in the fund-level management fee rate at $2 billion in assets under management.

Response: The Registrants have removed the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

October 23, 2015

(11)	Comment: Please revise the Comparative Fee Table and the Example to remove the effect of the fee waiver, which provides varying levels of expense reduction during the period of its effectiveness. Also, for the staff’s information, please explain supplementally how the weighted-average value of the fee waiver equals 0.05%.

Response: In response to the staff’s comment, the Registrants have revised the Comparative Fee Table and the Example to remove the effect of the fee waiver.

For the information of the staff, and as described in footnote 6 to the Comparative Fee Table included in Amendment No. 1, the fee waiver will provide varying levels of expense reduction during the one-year period it is in effect. The weighted average value of the fee waiver during the one-year period during which it will be effective will be 0.03125% of Managed Assets (emphasis added). The fee table, however, is required to be presented as a percentage of assets attributable to common shares. The weighted average value of the fee waiver, expressed as a percentage of assets attributable to common shares and rounded to the nearest basis point, is approximately 0.05%.

(12)	Comment: For the staff’s information, please confirm whether the substantial revision of “Tender Option Bond Regulatory Risk” and “Inverse Floating Rate Securities Risk” in the Risk Factors section indicates that the Acquiring Fund will increase its investments in such instruments following the Reorganizations and, if so, please add disclosure in the Q&A section and elsewhere in the document highlighting such increase.

Response: The revised disclosure reflects standard changes across all of the Nuveen Funds as a result of changes in the TOB marketplace in response to the Volcker Rule.

(13)	Comment: On page 27, under the caption “Terms of the Reorganizations,” please remove the statement to the effect that the summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement attached to the Proxy Statement as Appendix A.

Response: The Registrants have removed the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

October 23, 2015

(14)	Comment: On page 44, under the caption “Description of VRDP Shares to Be Issued by the Acquiring Fund,” please review the revised fourth sentence in the first full paragraph to determine whether any revisions or clarifications may be necessary.

Response: The Registrants confirm that the revised sentence is accurate. However, the Registrants have made certain minor revisions to add clarity to the disclosure in response to the staff’s comment.

(15)	Comment: On page 78, under the caption “Expenses of Proxy Solicitation,” please disclose the costs of the solicitation payable by the Funds.

Response: The Registrants have revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt